Exhibit 99.1

Zepp Health Corporation Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

BEIJING, March 17, 2022 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenue of RMB1.7 billion (US$260.7 million); GAAP diluted net income per share of RMB0.14 (US$0.02); and GAAP diluted net income per ADS of RMB0.55 (US$0.09) for the fourth quarter ended December 31, 2021. Each ADS represents four Class A ordinary shares.

“In 2021, we advanced our Amazfit and Zepp brands, elevated our technology, further enriched our product portfolio, and closed the year with revenues in line with our revised fourth quarter guidance,” said Wang Huang, Chairman and CEO of Zepp Health. “Despite the challenges posed by the global macro-environment, shipment volume of our Amazfit and Zepp-branded products grew in the fourth quarter, increasing 14.3% year-over-year thanks to their expanding worldwide appeal. In the year of 2021, our self-branded product shipments increased 60% year-over-year. This growth reflects our increasing global appeal. Our strong international expansion momentum continued, for example, in the North America our shipment grew 200% in 2021. In the meantime, our relationship with Xiaomi stays strong. We are proactively in discussion with Xiaomi on development of new products. We will continue our Share Repurchase Program. In addition, we are pleased to announce a special cash dividend of US$0.025 per ordinary share or US$0.1 per ADS to thank our shareholders for their continued support. We are confident that we will strive to excute our strategy and maximize our shareholders’ value in the long-term. ”

Zepp CFO Leon Deng stated, “Shadowed by the far-reaching effects of COVID-19 and a global shortage in semiconductors, our fourth quarter top line came to RMB1,661.6 million. Despite the headwinds, our full year revenue reached RMB6.25 billion, and our self-branded products contributed 46.5% of the revenue and over half of the gross profit. Effective cost control measures helped to decrease our operating expenses in the fourth quarter by 0.1%, which also contributed to net income. With a strong cash balance of RMB1,468.5 million as of December 31, 2021 and continuous focus on cost and working capital management, we are well positioned to capture the demand rebound once the world moves beyond COVID-19.”

Fourth Quarter and Full Year 2021 Financial Summary

	For the Three Months Ended		For the Full Year Ended
GAAP in millions, except for percentages and per share/ADS amounts	Dec. 31, 2021	Dec. 31, 2020[1]	Dec. 31, 2021	Dec. 31, 2020[1]
Revenue RMB	1,661.6	1,972.5	6,250.1	6,433.4
Revenue US$	260.7	302.3	980.8	986.0
Gross Margin	19.3%	19.0%	20.9%	20.7%
Net income attributable to Zepp Health Corporation RMB	36.3	115.2	137.8	228.8
Adjusted net income attributable to Zepp Health Corporation RMB[2]	52.0	128.4	220.9	293.9
Diluted net income per share RMB	0.14	0.44	0.52	0.88
Diluted net income per ADS US$	0.09	0.27	0.33	0.54
Adjusted diluted net income per share RMB[3]	0.20	0.49	0.84	1.13
Adjusted diluted net income per ADS US$	0.12	0.30	0.52	0.69
Units Shipped	8.3	13.3	36.1	45.7

1 The US$ numbers in 2020 are referenced with the prior 6-K disclosures, which translations from RMB to US$ are made at a rate of RMB6.5250 to US$1.00, the effective noon buying rate for December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

2Adjusted net income attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See "Reconciliation of GAAP and Non-GAAP Results" at the end of this press release.

3 Adjusted diluted net income is the abbreviation of adjusted net income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net income per ADS attributable to Zepp Health Corporation.

Fourth Quarter 2021 Financial Results

Revenue

Revenues for the fourth quarter of 2021 reached RMB1.66 billion (US$260.7 million), a decrease of 15.8% from the fourth quarter of 2020. The decrease was mostly driven by the decrease in Mi band shipments. Our self brand product sales is impacted by COVID-19 and shortage of semiconductors causing production to fall short of market demand during the holiday season.

Total units shipped in the fourth quarter of 2021 was 8.3 million, compared with 13.3 million for the fourth quarter of 2020. This was driven by a 14.3% increase in unit shipments of Amazfit and Zepp branded products, offset by a 47.3% decrease in unit shipments of Xiaomi wearable products.

Impact of COVID-19 and Russia-Ukraine Conflict on Our Business

The global impact of the COVID-19 pandemic continued in the fourth quarter of 2021, and affected the retail store sales and brought challenges to the supply chain globally. The market is experiencing shortages of electronic components and chips for different industries and accordingly affecting the supply and production cycle for the Company. The continued pandemic may cause the logistic time to be longer for our products arriving at target places. The Company cannot predict the potential, if any, of future negative impacts on market conditions or the Company’s operations.

The current situation between Russia and the Ukraine may affect the demand for and sales of Xiaomi wearable products and our self-branded products in the affected regions. Revenue from sales of products in Russia and Ukraine accounted for approximately 4% of our total revenues in 2021. Currently the situation does not have material adverse impact on the company.

Gross Margin

Gross margin in the fourth quarter of 2021 was 19.3%, compared with 19.0% for the same period of 2020. Gross margin and gross profit were affected by the change in product mix.

Research and Development

Research and development expense in the fourth quarter of 2021 was RMB93.8 million, decreasing 27.6% year-over-year, and comprising 5.6% of revenue, versus 6.6% for the same period last year. This reflects effective expense control in the Company’s R&D activities as well as the recognition of certain government subsidies.

Selling and Marketing

Selling and marketing expense in the fourth quarter of 2021 was RMB152.1 million, increasing 30.2% year-over-year, and comprising 9.2% of revenue, compared with 5.9% of revenue for the same period in 2020. The increase was due to the launch of the new product GT3 series and other promotions during the holiday seasons.

General and Administrative

General and administrative expense was RMB64.7 million in the fourth quarter of 2021, and remained stable in the same period in 2020, and comprising 3.9% of revenue, compared with 3.3% in the same period in 2020. It was largely attributable to the effective control of operating activities, offset by the negative foreign exchange fluctuation.

Operating Expenses

Total operating expenses for the fourth quarter of 2021 were RMB310.6 million, a decrease of 0.1% year-over-year, which accounted for 18.7% of revenue for the period, as compared with 15.8% in the fourth quarter of 2020.

Operating Income

Operating income for the fourth quarter of 2021 was RMB10.1 million, a decrease of 84.2% from RMB63.7 million for the same period in 2020. The Operating income of the fourth quarter of 2021 represents 0.6% of the total sales income, compared to 3.2% of the same period in 2020. The decrease in the ratio was as a result of an increase of 2.9% in the operating expenses as a percentage of revenue.

Net income attributable to Zepp Health Corporation for the fourth quarter of 2021 was RMB36.3 million, compared with RMB115.2 million in the fourth quarter of 2020. The Company recognized a one-off RMB56.5 million (US8.7 million) gain from deconsolidation of a smart toothbrush company in 2020.

Liquidity and Capital Resources

As of December 31, 2021, the Company had cash and cash equivalents of RMB1,468.5 million (US$230.4 million), compared with RMB2,273.3 million as of December 31, 2020, and RMB1,229.3 million as of September 30, 2021.

The liquidity improvement in the fourth quarter as compared to the third quarter was mainly attributable to the lower inventory levels and better working capital management.

Share Repurchase Program Update

Management announced the authorization of up to US$20 million to repurchase shares in the 2021 third quarter earnings, and the repurchased share will in part to be used to fund the Company's employee stock plan. As of December 31, 2021, the Company has used US$3.4 million to repurchase 664,041 American Depositary Shares (“ADS”). As of today, the Company has bought back approximately US$6 million of stock. The Company intends to continue the repurchase program.

Dividend

The Company today announced that its Board of Directors has approved a special cash dividend of US$0.025 per ordinary share (US$0.1 per ADS) on its outstanding shares to shareholders of record as of the close of trading on March 28, 2022, ex-dividend date will be March 25. Holders of ADS, each representing four ordinary shares of the Company, are accordingly entitled to a cash dividend of US$0.1 per ADS. Deutsche Bank Trust Company Americas, the depositary bank for the Company’s ADS program, expects to pay out dividends to ADS holders on or about April 15, 2022.

Full Year 2021

Revenue

Total revenue of 2021 was RMB6.25 billion, decreasing 2.8% from the full year 2020. However, our revenue grew slightly 1% (Non-GAAP) over 2020 if we adopt the same reference to exchange rate of 6.5250 RMB to the US dollar as the previous year, and exclude the impact on revenue in prior year from the deconsolidation of a smart toothbrush company. The exchange rate effect to revenue was RMB147.8 million and the impact on revenue in prior year was RMB96.2 million as we deconsolidated such smart toothbrush company upon sale of its equity interests in 2021.

Total units shipped in the full year 2021 was 36.1 million, compared with 45.7 million in the full year of 2020. The number of units shipped of our self-branded products grew by 59.6%, offset by 30.5% decrease in Xiaomi wearable products.

Gross Margin

Gross margin in the full year 2021 was 20.9%, compared with 20.7% in the full year 2020. Higher gross margin is largely due to improvement in product mix.

Research and Development

Full year 2021 R&D expense was RMB515.1 million, decreasing 4.3% from the full year 2020, and comprised 8.2% of revenue, compared to 8.4% of revenue in the full year 2020, reflected by the optimization of the integrated product development process and recognition of certain government subsidies. The decrease was offset by an increase of share-based compensation expenses.

Selling and Marketing

Selling and marketing expense for the full year 2021 was RMB438.3 million, increased 22.2% from the full year 2020, and comprised 7.0% of revenue, compared to 5.6% of revenue in the full year 2020. The increase was driven by our “up your game” Amazfit and Zepp brands’ global marketing expansion, products promotion campaigns, and recruitment of overseas employees. The Company also launched the GT3 series, one of the most popular product lines, in the last quarter of this year.

General and Administrative

General and administrative expense was RMB258.3 million for the full year 2021, decreasing 1.3% from the full year 2020, and comprised 4.1% of revenue, the ratio remained stable in the full year 2020. The decrease was primarily attributable to expense control in operating activities.

Operating Expense

Operating expenses for the full-year 2021 increase 4.6% over 2020. The Company implemented expense controls throughout the year. At the same time, the Company also hopes to align its employees to work toward the long-term business goal and granted share-based compensation in this year and still put more efforts on brand recognition and marketing channel expansion, causing the expenses growth.

Net income attributable to Zepp Health Corporation for the full year of 2021 was RMB137.8 million, compared with RMB228.8 million for the full year of 2020. The Company recognized a one-off RMB56.5 million (US8.7 million) gain from deconsolidation of a smart toothbrush company in 2020.

Outlook

For the first quarter of 2022, the management of the Company currently expects:

-	Net revenues to be between RMB0.75 billion and RMB1.0 billion, compared with RMB1.15 billion in the first quarter of 2021.

This outlook reflects continued uncertainty pertaining to the potential effects of the COVID-19 pandemic on sales and on electronic component delays, as well as the expected sales seasonality of both self-branded and Xiaomi products. It is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, March 17, 2022 (8:00 p.m. Beijing Time on March 17, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for "Zepp Health Corporation."

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until March 24, 2022 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	4255080

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company's mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health.  Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 36 million units in 2021. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income and adjusted net income attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income and net income attributable to Zepp Health Corporation. We believe that adjusted net income and adjusted net income attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income and adjusted net income attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share and per ADS attributable to Zepp Health Corporation. or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income and adjusted net income attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in RMB. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate for December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	2,273,349	1,468,499	230,440
Restricted cash	2,401	41,040	6,440
Term deposit	5,000	5,000	785
Accounts receivable	298,038	537,084	84,280
Amounts due from related parties	860,213	295,614	46,388
Inventories, net	1,217,537	1,249,327	196,047
Short-term investments	18,430	19,351	3,037
Prepaid expenses and other current assets	152,898	315,038	49,436
Total current assets	4,827,866	3,930,953	616,853

Property, plant and equipment, net	124,619	133,873	21,008
Intangible asset, net	145,213	135,582	21,276
Goodwill	62,515	61,055	9,581
Long-term investments	443,986	1,552,591	243,635
Deferred tax assets	120,190	143,419	22,506
Other non-current assets	28,165	19,593	3,075
Operating lease right-of-use assets	151,165	108,435	17,016
Total assets	5,903,719	6,085,501	954,950

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,951,335	1,317,306	206,714
Advance from customers	42,502	4,230	664
Amount due to related parties	11,185	50,123	7,865
Accrued expenses and other current liabilities	252,275	316,083	49,600
Income tax payables	27,706	2,595	407
Notes payable	-	103,795	16,288
Short-term bank borrowings	504,671	358,000	56,178
Total current liabilities	2,789,674	2,152,132	337,716
Deferred tax liabilities	22,374	26,909	4,223
Long-term borrowings	60,000	726,851	114,059
Other non-current liabilities	185,168	175,053	27,470
Operating lease liabilities	116,245	71,117	11,160
Total liabilities	3,173,461	3,152,062	494,628

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
Equity
Ordinary shares	157	159	25
Additional paid-in capital	1,552,109	1,641,544	257,594
Treasury stock	-	(21,798)	(3,421)
Accumulated retained earnings	1,133,368	1,271,171	199,474
Accumulated other comprehensive income	44,624	29,271	4,596
Total Zepp Health Corporation shareholders' equity	2,730,258	2,920,347	458,268
Noncontrolling interests	-	13,092	2,054
Total equity	2,730,258	2,933,439	460,322
Total liabilities and equity	5,903,719	6,085,501	954,950

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2020	2021
	RMB	RMB	US$
Revenues	1,972,535	1,661,648	260,749
Cost of revenues	(1,597,889)	(1,340,996)	(210,432)
Gross profit	374,646	320,652	50,317
Operating expenses:
Selling and marketing	(116,853)	(152,097)	(23,867)
General and administrative	(64,512)	(64,705)	(10,154)
Research and development	(129,575)	(93,784)	(14,717)
Total operating expenses	310,940	310,586	48,738
Operating income	63,706	10,066	1,579
Other income and expenses:
Interest income	14,450	2,860	449
Interest expense	(6,311)	(14,404)	(2,260)
Other (expense)/income, net	(3,469)	23,391	3,671
Gain from fair value change of long-term investment	7,728	-	-
Gain from deconsolidation of a subsidiary	56,522	-	-
Income before income tax and income from equity method investment	132,626	21,913	3,439
Income tax expenses	(18,198)	(507)	(80)
Income before loss from equity method investments	114,428	21,406	3,359
Net income from equity method investments	722	14,739	2,313
Net income	115,150	36,145	5,672
Less: Net loss attributable to noncontrolling interest	(54)	(170)	(27)
Net income attributable to Zepp Health Corporation	115,204	36,315	5,699
Net income per share attributable to Zepp Health Corporation
Basic income per ordinary share	0.46	0.14	0.02
Diluted income per ordinary share	0.44	0.14	0.02

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.85	0.57	0.09
ADS – diluted	1.76	0.55	0.09

Weighted average number of shares used in computing net income per share
Ordinary share – basic	249,632,609	253,533,066	253,533,066
Ordinary share – diluted	261,623,610	264,350,385	264,350,385

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31
	2020	2021
	RMB	RMB	US$
Net income attributable to Zepp Health Corporation	115,204	36,315	5,699
Share-based compensation expenses	13,218	15,691	2,462
Adjusted net income attributable to Zepp Health Corporation[2]	128,422	52,006	8,161
Adjusted net income per share attributable to Zepp Health Corporation
Adjusted basic income per ordinary share	0.51	0.21	0.03
Adjusted diluted income per ordinary share	0.49	0.20	0.03

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	2.06	0.82	0.13
ADS – diluted	1.96	0.79	0.12

Weighted average number of shares used in computing adjusted net income per share
Ordinary share – basic	249,632,609	253,533,066	253,533,066
Ordinary share – diluted	261,623,610	264,350,385	264,350,385

Share-based compensation expenses included are follows:
Selling and marketing	805	887	139
General and administrative	9,642	8,990	1,411
Research and development	2,771	5,814	912
Total	13,218	15,691	2,462

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2020	2021
	RMB	RMB	US$
Revenues	6,433,363	6,250,109	980,778
Cost of revenues	(5,100,698)	(4,944,467)	(775,895)
Gross profit	1,332,665	1,305,642	204,883
Operating expenses:

Selling and marketing	(358,655)	(438,273)	(68,775)
General and administrative	(261,805)	(258,346)	(40,540)
Research and development	(538,009)	(515,081)	(80,827)
Total operating expenses	1,158,469	1,211,700	190,142
Operating income	174,196	93,942	14,741
Other income and expenses:
Gain from deconsolidation of a subsidiary	56,522	-	-
Interest income	46,118	16,686	2,618
Interest expense	(22,623)	(44,884)	(7,043)
Other (expense)/income, net	(929)	40,925	6,422
Gain from fair value change of long-term investments	12,325	-	-
Income before income tax and income from equity method investment	265,609	106,669	16,738

Income tax expenses	(31,154)	(10,745)	(1,686)

Income before loss from equity method investments	234,455	95,924	15,052

Net (loss)/income from equity method investments	(4,749)	41,028	6,438

Net income	229,706	136,952	21,490
Less: Net income/(loss) attributable to noncontrolling interest	953	(851)	(134)

Net income attributable to Zepp Health Corporation	228,753	137,803	21,624
Net income per share attributable to Zepp Health Corporation
Basic income per ordinary share	0.92	0.55	0.09
Diluted income per ordinary share	0.88	0.52	0.08

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	3.68	2.19	0.34
ADS – diluted	3.51	2.09	0.33

Weighted average number of shares used in computing net income per share
Ordinary share – basic	248,470,684	252,167,610	252,167,610
Ordinary share – diluted	260,351,994	264,368,629	264,368,629

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2020	2021
	RMB	RMB	US$
Net income attributable to Zepp Health Corporation	228,753	137,803	21,624
Share-based compensation expenses	65,154	83,122	13,043
Adjusted net income attributable to Zepp Health Corporation[2]	293,907	220,925	34,667

Adjusted net income per share attributable to Zepp Health Corporation
Adjusted basic income per ordinary share	1.18	0.88	0.14
Adjusted diluted income per ordinary share	1.13	0.84	0.13

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	4.73	3.50	0.55
ADS – diluted	4.52	3.34	0.52

Weighted average number of shares used in computing adjusted net income per share
Ordinary share – basic	248,470,684	252,167,610	252,167,610
Ordinary share – diluted	260,351,994	264,368,629	264,368,629

Share-based compensation expenses included are follows:
Cost of revenues	(54)	-	-
Selling and marketing	2,625	8,198	1,286
General and administrative	38,605	32,247	5,060
Research and development	23,978	42,677	6,697
Total	65,154	83,122	13,043